Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
Advanced Merger Partners, Inc.
(Name of Issuer)
Units, each consisting of one share of Class A Common Stock, $0.0001 par value per share, and one-sixth of one redeemable Warrant
(Title of Class of Securities)
00777J208
(CUSIP Number)
March 4, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00777J208
(1) Names of reporting persons   Teacher Retirement System of Texas
(2) Check the appropriate box if a member of a group (a)
(see instructions) (b) X
(3) SEC use only
(4) Citizenship or place of organization  Texas
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,500,000
(7) Sole dispositive power 0
(8) Shared dispositive power 1,500,000
(9) Aggregate amount beneficially owned by each reporting person 1,500,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.2%
(12) Type of reporting person (see instructions) EP
Page 1 of 4 Pages

Item 1(a) Name of issuer:  Advanced Merger Partners, Inc., a Delaware corporation (the Issuer).
Item 1(b) Address of issuer's principal executive offices: c/o Saddle Point Management, L.P., 555 West 57th Street, Suite 1326, New York, NY 10019
Item 2.(a) Name of person filing:  Teacher Retirement System of Texas
Item 2(b) Address or principal business office or, if none, residence: 1000 Red River Street, Austin, Texas 78701
Item 2(c) Citizenship:  United States
Item 2(d) Title of class of securities:  Class A common stock, par value $0.0001 per share (Class A Common Stock)
Item 2(e) CUSIP No.:  00777J208
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [  ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ X] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [  ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [  ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Page 2 of 4 Pages

Item 4. Ownership

(a) Amount beneficially owned:  As of the close of business on March 4, 2021, Teacher Retirement System of Texas owned 1,500,000 units, each unit consisting of one share of Class A common stock, par value $0.0001 per share (the Class A Common Stock) and one-sixth of one redeemable warrant, where each whole warrant entitles the holder to purchase one share of Class A Common Stock (the Warrants).  The Issuer's warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering.
(b) (b) Percent of class:  As of the close of business on March 4, 2021, Teacher Retirement System of Texas may be deemed to have beneficially owned 1,500,000 shares of the Issuer's Class A Common Stock or 5.2% of the Issuer's Class A Common Stock outstanding, which percentage was calculated based on 28,750,000 shares of the Issuer's Class A Common Stock outstanding as of March 4, 2021, as reported in the Issuer's Form 8-K filed on March 10, 2021.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0.
(ii) Shared power to vote or to direct the vote 1,500,000.
(iii) Sole power to dispose or to direct the disposition of 0.
(iv) Shared power to dispose or to direct the disposition of 1,500,000.
Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Page 3 of 4 Pages

Item 9. Notice of Dissolution of Group.
Not applicable

Item 10. Certifications
(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.
(b) Not applicable
(c) Not applicable
Page 4 of 4 Pages
[Signature Page Follows]

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2021 /s/ Heather Traeger
 Heather Traeger
   General Counsel & Chief Compliance Officer